Exhibit 12.1

GREENLIGHT CAPITAL RE, LTD.

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Period from July 13, 2004 to December 31, 2004
	(US$ thousands)

Earnings: Income before income taxes and non-controlling interest	28,215	(120,904)	35,325	56,999	26,265	6,775
Add: fixed charges	1,639	13,945	3,955	2,282	530	108
Earnings available for fixed charges	29,854	(106,959)	39,280	59,281	26,795	6,883

Fixed charges:
Assumed interest component of rent expense (1)	71	32	30	30	12	-
Interest expense	1,568	13,913	3,925	2,252	518	108
Total fixed charges	1,639	13,945	3,955	2,282	530	108

Preferred share dividends	-	-	-	-	-	-

Total fixed charges and preferred share dividends	1,639	13,945	3,955	2,282	530	108

Ratio of earnings to fixed charges	18.22	-7.67	9.93	25.98	50.53	63.73

Ratio of earnings to fixed charges and preferred share dividends	18.22	-7.67	9.93	25.98	50.53	63.73

(1)	33.3% of rental expense represents a reasonable approximation of the interest factor